Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

October 21, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please find enclosed a Press Release viz. “Dr. Reddy’s Receives DCGI Approval for Zytorvi® (toripalimab) in Advanced Esophageal Squamous Cell Carcinoma, Its Second Approved Indication in India”

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
CIN: L85195TG1984PLC004507 Tel: + 91 40 4900 2900	INVESTOR RELATIONS	MEDIA RELATIONS
Fax: + 91 40 4900 2999 Email: mail@drreddys.com Web: www.drreddys.com	AISHWARYA SITHARAM AISHWARYASITHARAM@DRREDDYS.COM	SANTOSH VYAS SANTOSHVYAS@DRREDDYS.COM

Dr. Reddy’s Receives DCGI Approval for Zytorvi® (toripalimab) in
Advanced Esophageal Squamous Cell Carcinoma, Its Second Approved
Indication in India

The approval expands the use of Zytorvi® beyond its initially approved indication in nasopharyngeal carcinoma (NPC)

Hyderabad, India; October 21, 2026: Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s,”) today announced that the Central Drugs Standard Control Organisation (CDSCO), under the Drugs Controller General of India (DCGI), has approved Zytorvi® (toripalimab) in combination with cisplatin and paclitaxel for the first-line treatment of adult patients with unresectable advanced, recurrent or metastatic esophageal squamous cell carcinoma (ESCC).1

Dr. Reddy’s entered into a licensing and commercialization agreement with Junshi Biosciences in 2023 for toripalimab across 21 countries. Globally, Toripalimab is approved by regulatory authorities including the U.S. Food and Drug Administration (USFDA), the European Medicines Agency (EMA) and the UK Medicines and Healthcare products Regulatory Agency (MHRA).2 Notably, the EMA approval is for first-line treatment of ESCC irrespective of PD-L1 expression.3 The approved indication in India similarly does not require patient selection based on PD-L1 expression, enabling appropriate patients to be considered for treatment regardless of their biomarker status.1,3

In 2024, esophageal cancer was the fourth leading cause of cancer-related death in India, accounting for approximately 8.1% of all cancer deaths4. ESCC, the predominant subtype, accounts for approximately 80% of all esophageal cancer cases in India. Through Zytorvi®, Dr. Reddy’s Laboratories Ltd. aims to expand access to first-line immunotherapy for appropriate patients with advanced ESCC in India.

The approval is supported by the results from the Phase 3 JUPITER-06 trial. In the study, toripalimab in combination with paclitaxel and cisplatin reduced the risk of disease or death by 42% compared with chemotherapy alone.7 At the final overall-survival analysis, median overall survival was 17.7 months with toripalimab plus chemotherapy compared with 12.9 months with chemotherapy alone. Clinical benefit was observed across PD-L1-expression subgroups.8

M.V. Ramana, Chief Executive Officer, Global Generics, Dr. Reddy’s Laboratories, said:

“Following the approval of Zytorvi® in nasopharyngeal carcinoma, this second indication marks an important step in extending the reach of immunotherapy to patients with advanced esophageal squamous cell carcinoma. It gives physicians an additional first-line treatment option for appropriate patients. As we continue to build our oncology portfolio, our focus remains on bringing meaningful advances and expanding access to innovative treatment options."

About esophageal squamous cell carcinoma

Esophageal cancer begins in the tissues of the esophagus, the muscular tube that carries food and liquids from the throat to the stomach. ESCC develops from the squamous cells lining the esophagus.

Risk factors associated with ESCC include smoked and smokeless tobacco, alcohol consumption, areca-nut use, consumption of very hot beverages, poor diet and certain environmental and socioeconomic factors. Risk varies between individuals, and the presence of one or more risk factors does not mean that a person will necessarily develop cancer.

Progressive difficulty in swallowing, pain or discomfort when swallowing, unexplained weight loss, persistent chest discomfort and regurgitation may be associated with esophageal cancer. These symptoms may also be caused by other conditions and require evaluation by a qualified healthcare professional.5,6

About Zytorvi® (toripalimab)

Zytorvi® contains toripalimab, a next-generation humanised IgG4 monoclonal antibody9 directed against programmed death receptor-1, or PD-1. By binding to PD-1, toripalimab blocks its interaction with PD-L1 and PD-L2, supporting T-cell activity against cancer cells.3

In 2023, Dr. Reddy’s entered into a licence and commercialisation agreement with Shanghai Junshi Biosciences Co., Ltd. for toripalimab. Under this agreement, Dr. Reddy’s holds exclusive rights to develop and commercialise toripalimab in 21 countries, including India, South Africa, Brazil and several countries in Latin America, Australia, New Zealand and nine other countries.2 Dr. Reddy’s launched Zytorvi® in India in November 2024 for recurrent or metastatic nasopharyngeal carcinoma, making India the third country in the world, after China and the United States, to receive access to the medicine.2

Toripalimab is approved by regulatory authorities including the U.S. Food and Drug Administration (USFDA), the EMA and the UK Medicines and Healthcare products Regulatory Agency (MHRA).2 The European Commission authorised toripalimab for first-line ESCC in September 2024.3

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include - USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forwardlooking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2026. The company assumes no obligation to update any information contained herein.

References

1.

CDSCO approval letter, Letter No. BIO/IMP/25/000057, dated 24th September 2026, approving Toripalimab for the treatment of Advanced Esophageal Squamous Cell Carcinoma. Data on file, Dr Reddy’s Laboratories Ltd.

2.

Dr. Reddy’s Laboratories Ltd. Dr. Reddy’s launches toripalimab in India, the first and only immuno-oncology drug approved for the treatment of nasopharyngeal carcinoma [press release on the Internet]. Hyderabad: Dr. Reddy’s Laboratories Ltd; 2024 Nov 28 [cited 2026 Oct 5]. Available from: https://www.drreddys.com/cms/cms/sites/default/files/2024- 11/Dr.%20Reddy%27s%20press%20release%20-%20launch%20of%20Toripalimab%20in%20India.pdf

3.

European Medicines Agency. Loqtorzi: European public assessment report [Internet]. Amsterdam: European Medicines Agency; 2024 [cited 2026 Oct 5]. Available from: https://www.ema.europa.eu/en/medicines/human/EPAR/loqtorzi

4.

International Agency for Research on Cancer. Global Cancer Observatory: GLOBOCAN 2024 India fact sheet [Internet]. Lyon: International Agency for Research on Cancer; 2026 [cited 2026 Oct 5]. Available from: https://gco.iarc.who.int/media/globocan/factsheets/populations/356-india-fact-sheet.pdf

5.

Choksi D, Kolhe KM, Ingle M, Rathi C, Khairnar H, Chauhan SG, et al. Esophageal carcinoma: an epidemiological analysis and study of the time trends over the last 20 years from a single center in India. J Family Med Prim Care. 2020;9(3): 1695-9. doi:10.4103/jfmpc.jfmpc_1111_19Ghosh B, Mathew A, Mullapally SK. Immunotherapy for cancer in India: navigating the accessefficacy chasm. Indian J Med Paediatr Oncol. 2026;47(4):323-5. doi:10.1055/s-0046-1824566.

6.

Noronha V, Sekar A, Rajendra A, Mokal S, Patil V, Menon N, et al. Epidemiological trend of esophageal cancer at a tertiary cancer center in Mumbai, India, over the past 15 years. J Gastrointest Cancer. 2023;54:903-12. doi:10.1007/s12029-022-00887-z.

7.

Wang ZX, Cui C, Yao J, Zhang Y, Li M, Feng J, et al. Toripalimab plus chemotherapy in treatment-naive, advanced esophageal squamous cell carcinoma (JUPITER-06): a multicenter phase 3 trial. Cancer Cell. 2022;40(3):277-88.e3. doi:10.1016/j.ccell.2022.02.007.

8.

Chen YX, Jin Y, Chen YK, Cui C, Yao J, Zhang Y, et al. Final overall survival analysis and exploratory biomarker study from JUPITER-06: a randomized phase III trial of toripalimab plus chemotherapy in advanced esophageal squamous-cell carcinoma. Ann Oncol. 2026;37(7):986-98.

9.

Ravindranathan S, Wang X, Chin DJ, Tseng SY, Klakamp S, Widmann K, et al. Characteristics of toripalimab: a next-generation anti-PD-1 antibody with potent T-cell activation and enhanced clinical efficacy irrespective of PD-L1 status. J Immunother Cancer. 2023; 11 (Suppl 1):A522.